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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                 EOTT ENERGY LLC

                                 SEC FILE NUMBER
                                    000-50195

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                           NOTIFICATION OF LATE FILING

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                                  (CHECK ONE):
            [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                         [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  March 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

                    ----------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant             EOTT Energy LLC
Former Name if Applicable*          *EOTT Energy LLC is the successor registrant
                                    to EOTT Energy Partners, L.P.
                                    (SEC File No. 1-12872).

Address of Principal Executive Office (Street and Number)

                                    2000 West Sam Houston Parkway South
                                    Suite 400

City, State and Zip Code

                                    Houston, Texas 77042

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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition portion thereof, could not be filed within the prescribed time period.

         As previously disclosed, on October 8, 2002, EOTT Energy Partners, L.P. ("Old EOTT") and its wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Old EOTT Bankruptcy") in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division (the "Bankruptcy Court"). The Bankruptcy Court confirmed Old EOTT's restructuring plan on February 18, 2003, and the plan became effective on March 1, 2003. As part of the restructuring plan, Old EOTT reorganized its ownership structure and converted to a limited liability company structure. EOTT Energy LLC ("EOTT LLC") became the successor registrant to Old EOTT on March 1, 2003, the effective date of the restructuring plan.

         Although EOTT LLC has been working diligently to assemble all the required information for the quarterly report on Form 10-Q for the period ended March 31, 2003 (the "Form 10-Q"), management does not believe the Form 10-Q can be completed properly on or before the prescribed due date, May 15, 2003. EOTT LLC is unable to fully and adequately complete and review the Form 10-Q due to its very recent emergence from bankruptcy, consummation of its restructuring plan, adoption of fresh start reporting under SOP 90-7 effective February 28, 2003 (the date chosen for accounting purposes) and related events. EOTT LLC anticipates filing the Form 10-Q on or before the fifth calendar day following the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             H. Keith Kaelber     713                993-5020
             ----------------     -----------        ------------------
             (NAME)               (AREA CODE)        (TELEPHONE NUMBER)


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         (2) Have all other periodic
reports required under Section 13 or
15(d) the Securities Exchange Act of
1934 or Section 30 of the Investment
Company Act of 1940 during the                       [ ] Yes [X] No
preceding 12 months or for such
shorter period that the registrant
was required to file such report(s)
filed? If answer is no, identify
report(s).

         EOTT Energy Partners, L.P., the predecessor to EOTT Energy LLC, filed its Annual Report on Form 10-K for the period ended December 31, 2001 with unaudited financial statements for the years 2000 and 1999, and EOTT Energy LLC filed its Form 10-K for the period ended December 31, 2002 with unaudited financial statements for the year 2000 for reasons stated in such filings.

         (3) Is it anticipated that
any significant change in results of
operations from the corresponding
period for the last fiscal year will
be reflected by the earnings                         [X] Yes [ ] No
statements to be included in the
subject report or portion thereof?

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EOTT has recently emerged from bankruptcy and adopted fresh start reporting pursuant to Statement of Position 90-7 as of February 28, 2003 (the date chosen for accounting purposes). Accordingly, the financial statements of EOTT LLC (Successor Company) and Old EOTT (Predecessor Company) are not comparable. We have combined actual operating results for the Successor Company for the one month ended March 31, 2003 and for the Predecessor Company for the two months ended February 28, 2003 in order to discuss the anticipated change in the results of operations from the comparable period in 2002. EOTT anticipates that it will have combined net income of approximately $54 million for the three months ended March 31, 2003 compared to a net loss of $2.3 million for the comparable period in 2002. The significant change in results of operations is due primarily to the net effect of the gain from reorganization and fresh start adjustments of approximately $67 million and significantly lower gross profit from our Liquids Operations related to higher feedstock costs and unanticipated operational problems at our Morgan's Point facility.

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                            EOTT Energy LLC
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                (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                         EOTT ENERGY LLC
                                         (A Delaware limited liability company)
                                         (Registrant)


Date:  May 15, 2003                      By:  /s/ H. Keith Kaelber
                                              ---------------------------------
                                         Name:    H. Keith Kaelber
                                         Title:   Executive Vice President and
                                                  Chief Financial Officer


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